January 27, 2025

Robert Ang
President and Chief Executive Officer
Vor Biopharma Inc.
100 Cambridgepark Drive, Suite 101
Cambridge, MA 02140

       Re: Vor Biopharma Inc.
           Registration Statement on Form S-3
           Filed January 21, 2025
           File No. 333-284380
Dear Robert Ang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Katie Kazem